Jenner & Block LLP

919 Third Avenue

New York, New York 10022-3908

January 19, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Green Thumb Industries Inc.

Amendment No.1 to Registration Statement on Form S-1 (File No. 333-248213)

Ladies and Gentlemen:

On behalf of Green Thumb Industries Inc., a corporation organized under the Business Corporations Act (British Columbia) (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Form S-1”), together with Exhibits, marked to indicate changes from the Registration Statement on Form S-1 as originally filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2020.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in an e-mail letter, dated September 2, 2020 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form S-1. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1.

The Company has asked us to convey the following as its responses to the Staff:

Registration Statement on Form S-1

1.

We note that your revised disclosure states that you are selling the shares directly to purchasers. Please revise your disclosures to clarify whether the transaction is being made on a best efforts basis, and whether there is a minimum number of shares to be sold. If you are offering the securities on a best efforts basis, please also disclose the date the offering will end, whether there are any minimum purchase requirements, and any arrangements to place the funds in an escrow or similar account. Please see Item 501(b)(8) of Regulation S-K for reference. Please also identify who will offer the securities on your behalf and whether they are relying on the safe harbor from broker dealer registration in Rule 3a4-1 under the Exchange Act. Additionally, to the extent that your offering is on a best efforts basis, revise your disclosures throughout the prospectus accordingly, including, for example, your disclosures in Use of Proceeds and Capitalization.

Response to Comment 1

Please see the revised disclosure on the cover page of Form S-1 which clarifies that the transaction is being made on a best efforts basis, that there are no minimum purchase requirements, the date the offering will end, and that there are no requirements to place the funds in an escrow or similar account. The Company has also identified that its officers and directors will offer the securities registered under the Form S-1 in reliance on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Exchange Act. Additionally, the Company has revised its disclosures in the Use of Proceeds and Dilution sections to reflect that the offering is being conducted on a best efforts basis.

2.

We note your response to prior comment 2. However, the disclosure on page 34 uses an assumed offering price that is based on your average high and low sales price of your Subordinated Voting Shares as reported on a certain date. In your Plan of Distribution disclosure on page 129, you state that you may offer the Subordinate Voting Shares at a fixed price or prices, which may be changed; at market prices prevailing at the time of sale; at prices related to such prevailing market prices; or at negotiated prices. As previously requested, please revise the cover page to clarify whether the offering price will be substantially similar to the market price of the Subordinate Voting Shares on the OTCQX Best Market or the Canadian Securities Exchange, or disclose the method by which the price is to be determined. Please also provide the other information required by Item 501(b)(3) of Regulation S-K.

Green Thumb Industries Inc.

Response to Comment 2

Please see the revised disclosure on the cover page and the plan of distribution section of the Form S-1 which states that the price of the Company’s Subordinate Voting Shares to be sold in the proposed offering will be established following negotiations with prospective investors and with reference to the prevailing market price of the Company’s Subordinate Voting Shares, recent trends in such price and other factors. The Company has also provided the other information required by Item 501(b)(3) of Regulation S-K.

3.

Please add risk factor disclosure related to the revised nature of your offering. For example, add disclosure explaining that no underwriter has engaged in any due diligence activities and that an underwriter’s due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.

Response to Comment 3

Please see the added risk factor on page 7 which includes disclosure related to the “best efforts” nature of the offering and which explains that no underwriter has engaged in any due diligence activities and that an underwriter’s due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as providing input on the offering price.

4.

We refer to your revised disclosures. Please further revise your disclosures to explain your plan of distribution at the time of effectiveness. If your officers or directors will conduct the offering, revise to identify them and address whether they will rely on the exemption from broker-dealer registration in Exchange Act Rule 3a4-1(a). Please also explain to us the applicability of the safe harbor.

Response to Comment 4

Please see the revised disclosure on page 130 to explain the Company’s plan of distribution at the time of effectiveness. The disclosure has also been revised to disclose that the Company’s officers and directors will conduct the offering in reliance on the exemption from broker-dealer registration in Exchange Act Rule 3a4-1(a).

The Company respectfully submits to the Staff that it can avail itself of the safe harbor under Exchange Act Rule 3a4-1 because each of its officers and directors (a) is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act, (b) will not be compensated in connection with his or her participation in the offering by payment of commissions or other remuneration based either directly or indirectly on transactions in its securities, and (c) has not now, nor have they been within the past 12 months, a broker or dealer, and they have not been, within the past 12 months, an associated person of a broker or dealer.

The Company further respectfully advises the Staff that (a) at the end of the offering, each of the Company’s officers and directors will continue to primarily perform substantial duties for the Company or on the Company’s behalf otherwise than in connection with transactions in securities, and (b) each of its officers and directors will not and has not participated in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).

5.

Disclose whether purchasers will need to execute and deliver a subscription agreement to acquire shares in this offering. If yes, file the form of subscription agreement as an exhibit to your registration statement.

Response to Comment 5

The Staff is respectfully advised that purchasers will need to execute a subscription agreement to acquire Subordinate Voting Shares in the offering and that a form of the subscription agreement has been filed as Exhibit 10.13 to Amendment No.1.

Green Thumb Industries Inc.

6.

The legality opinion that you file to satisfy your obligations under Item 601(b)(5) of Regulation S-K should not assume conclusions of law or fact that are necessary for the ultimate opinion. Please file a revised legal opinion that does not include the assumptions set forth in paragraphs (a), (b), (c) (to the extent it does not relate to pricing), (e), (f) and (g), or tell us why each of those assumptions is necessary and appropriate. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19. Please also update your exhibit index to refer to the consent of counsel.

Response to Comment 6

The Staff is respectfully advised that a revised legality opinion has been filed which does not include the assumptions set forth in paragraphs (a), (b), (c) (to the extent that it does not relate to pricing), (e), (f) and (g). The exhibit index has been updated to refer to the consent of counsel.

7. Please have MNP LLP revise its consent to acknowledge its identification as an expert on page 130. See Securities Act Rule 436(b).

Response to Comment 7

The Staff is respectfully advised that a revised consent has been filed wherein MNP LLP acknowledges its identification as an expert on page 130.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at mglass@jenner.com or (212) 891-1672.

Sincerely,

/s/ Martin C. Glass

Martin C. Glass

cc:	Benjamin Kovler

Green Thumb Industries Inc.